Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

Lattice Group
130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

AIR MAIL

Rule 12g3-2(b) File No. 82-5110

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street. N.W.
Washington, D.C. 20549
U.S.A.

02015056

02 FEB 12 AM 8:58

16 January 2002

SUPPL

Dear Sir/Madam

Lattice Group plc
Rule 12g3-2(b) File No. 82-5110

The enclosed Stock Exchange Announcement is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Lattice Group plc ("the Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

Maria Singleterry
Assistant Secretary

cc Pamela Gibson
Shearman & Sterling

Enclosure

Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

Lattice Group
130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

Rule 12g3-2(b) File No. 82-5110

LATTICE GROUP PLC

Lattice Group plc ("Lattice" or the "Company") announces that the Board has resolved to change the accounting reference date of the Company from 31 December to 31 March. The Company's next Report and Accounts and Summary Financial Statement will be in respect of the 15 month period ending 31 March 2002. The accounting reference date of Transco Holdings plc and Transco plc ("Transco"), wholly-owned subsidiaries of Lattice, will also be changed to 31 March. Results for the 12 months ended 31 December 2001 for Lattice will be announced on 7 February 2002, as scheduled.

This change is being made to align Transco's financial and regulatory reporting with its regulatory contract and to enhance the transparency of Transco's results for investment and regulatory purposes.

The Board has also decided that Lattice's accounts will now be prepared on the basis of historical cost principles rather than modified historical cost principles. This will provide greater comparability between Transco, the primary subsidiary of the Company, and other regulated utilities and will bring Transco's accounting policy in line with general market practice. The new policy will be reflected in Lattice's results for the period 1 January to 31 December 2001, which will be accompanied by restated comparative figures for the year to December 2000.

The principal effect of this change is to reduce the accounting value of Transco's assets and the resultant depreciation charge. The profit and loss account impact of the change to historical cost accounting on previously reported results is summarised below:

Lattice Group plc	Six months to June 2001		Year to December 2000	
	HC £m	MHC £m	HC £m	MHC £m
Total operating profit	792	722	1,135	1,010
Profit on ordinary activities before taxation	678	587	716	581
Earnings	508	417	518	383

The results for the 12 months ended 31 December 2001 to be announced on 7 February 2002 will reflect the impact of FRS 19 (Deferred Tax) and the figures shown above will be restated accordingly.

There will be no impact on Transco's regulatory values.

The revised date for the Company's next Annual General Meeting (previously arranged for 2 May 2002) together with details of the timing of future dividend payments, will be advised with our results announcement on 7 February 2002.

16 January 2002

Lattice Group Holdings Ltd is part of Lattice Group
Registered in England No. 4042700
Registered Office 130 Jermyn Street, London SW1Y 4UR